Unleash Innovation

2025 Second Quarter Earnings Conference

July 17, 2025

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Agenda

- Welcome — Jeff Su, IR Director
- 2Q25 Financial Results and 3Q25 Outlook — Wendell Huang, CFO
- Key Messages — Wendell Huang, CFO; C.C. Wei, Chairman & CEO
- Q&A

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Safe Harbor Notice

- TSMC's statements of its current expectations are forward-looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements.
- Information as to those factors that could cause actual results to vary can be found in TSMC's 2024 Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the "SEC") on April 17, 2025 and such other documents as TSMC may file with, or submit to, the SEC from time to time.
- Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Statements of Comprehensive Income

Selected Items from Statements of Comprehensive Income

(In NT$ billions unless otherwise noted)	2Q25	2Q25 Guidance	1Q25	2Q24	2Q25 Over 1Q25	2Q25 Over 2Q24
Net Revenue (US$ billions)	30.07	28.4-29.2	25.53	20.82	+17.8%	+44.4%
Net Revenue	933.79		839.25	673.51	+11.3%	+38.6%
Gross Margin	**58.6%**	**57.0% -59.0%**	**58.8%**	**53.2%**	**-0.2 ppts**	**+5.4 ppts**
Operating Expenses	(84.51)		(85.19)	(70.30)	-0.8%	+20.2%
Operating Margin	**49.6%**	**47.0% -49.0%**	**48.5%**	**42.5%**	**+1.1 ppts**	**+7.1 ppts**
Non-Operating Items	29.61		23.82	19.75	+24.4%	+49.9%
Net Income Attributable to Shareholders of the Parent Company	398.27		361.56	247.85	+10.2%	+60.7%
Net Profit Margin	**42.7%**		**43.1%**	**36.8%**	**-0.4 ppts**	**+5.9 ppts**
EPS (NT Dollar)	15.36		13.94	9.56	+10.2%	+60.7%
ROE	34.8%		32.7%	26.7%	+2.1 ppts	+8.1 ppts
Shipment (Kpcs, 12"-equiv. Wafer)	3,718		3,259	3,125	+14.1%	+19.0%
Average Exchange Rate--USD/NTD	31.05	32.5	32.88	32.35	-5.5%	-4.0%

* Diluted weighted average outstanding shares were 25,929mn units in 2Q25

** ROE figures are annualized based on average equity attributable to shareholders of the parent company

2Q25 Revenue by Technology



90nm
1%
0.11/0.13um
2%
65nm
3%
0.15/0.18um
3%
40/45nm
3%
0.25um and above
0%
16/20nm
7%
28nm
7%
3nm
24%
7nm
14%
5nm
36%



7nm and Below Revenue
Revenue (NT$B)
600
550
500
450
400
350
300
250
200
150
100
50
-
1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25
7nm 5nm 3nm

2Q25 Revenue by Platform



IoT
5%
Automotive
5%
DCE
1%
Others
2%
Smartphone
27%
HPC
60%



Growth Rate by Platform (QoQ)
+14%
+7%
+14%
+0%
+30%
+6%
HPC
Smartphone
IoT
Automotive
DCE
Others

Balance Sheets & Key Indices

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Selected Items from Balance Sheets *(In NT$ billions)*	2Q25		1Q25		2Q24	
	Amount	%	Amount	%	Amount	%
Cash & Marketable Securities	2,634.43	37.6%	2,703.09	37.9%	2,048.64	34.3%
Accounts Receivable	235.69	3.4%	243.95	3.4%	210.21	3.5%
Inventories	304.19	4.3%	293.39	4.1%	272.49	4.5%
Long-term Investments	137.43	2.0%	160.79	2.2%	140.22	2.4%
Net PP&E	3,386.21	48.3%	3,400.81	47.7%	3,105.86	51.9%
Total Assets	**7,006.35**	**100.0%**	**7,133.29**	**100.0%**	**5,982.36**	**100.0%**
Current Liabilities	1,377.31	19.7%	1,399.80	19.6%	1,048.92	17.5%
Long-term Interest-bearing Debts	883.67	12.6%	986.98	13.8%	974.34	16.3%
Total Liabilities	**2,389.72**	**34.1%**	**2,531.66**	**35.5%**	**2,162.22**	**36.1%**
Total Shareholders' Equity	**4,616.63**	**65.9%**	**4,601.63**	**64.5%**	**3,820.14**	**63.9%**
Key Indices						
A/R Turnover Days	**23**		**28**		**28**	
Inventory Turnover Days	**76**		**83**		**83**	
Current Ratio (x)	**2.4**		**2.4**		**2.5**	
Asset Productivity (x)	**1.1**		**1.0**		**0.9**	

* Total outstanding shares were 25,933mn units at 6/30/25

** Asset productivity = Annualized net revenue / Average net PP&E

Cash Flows

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(In NT$ billions)	2Q25	1Q25	2Q24
Beginning Balance	**2,394.80**	**2,127.63**	**1,698.20**
Cash from operating activities	497.07	625.57	377.67
Capital expenditures	(297.22)	(330.83)	(205.68)
Cash dividends	(116.70)	(103.72)	(90.76)
Bonds payable	3.70	16.20	11.50
Investments and others	(117.13)	59.95	8.20
Ending Balance	**2,364.52**	**2,394.80**	**1,799.13**
Free Cash Flow *	199.85	294.74	171.99

* Free cash flow = Cash from operating activities – Capital expenditures

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3Q25 Guidance

Based on our current business outlook, management expects:

- Revenue to be between US$31.8 billion and US$33.0 billion

And, based on the exchange rate assumption of 1 US dollar to 29.0 NT dollars, management expects:

- Gross profit margin to be between 55.5% and 57.5%
- Operating profit margin to be between 45.5% and 47.5%

Future Outlook

Based on our current business outlook, management expects:

- 2025 revenue to increase by close to 30% in US dollar terms

Recap of Recent Major Events

- "TSMC-UTokyo Lab" Launched to Promote Advanced Semiconductor Research, Education and Talent Incubation (2025/06/12)
- TSMC Board of Directors Approved NT$5.00 Cash Dividend for the First Quarter of 2025 and Set September 16, 2025 as Ex-Dividend Date, September 22, 2025 as the Record Date and October 9, 2025 as the Distribution Date (2025/05/13)
- TSMC Unveils Next-Generation A14 Process at North America Technology Symposium (2025/04/24)
- TSMC Commits to Ambitious Carbon Reduction Path in Line with Science Based Targets Initiative (2025/04/22)

- Please visit TSMC's website (https://www.tsmc.com) and Market Observation Post System (https://mops.twse.com.tw) for details and other announcements

https://www.tsmc.com
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